Exhibit 12

HUGHES NETWORK SYSTEMS, LLC

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Sucessor			Combined Predecessor and Prior Predecessor	Prior Predecessor
	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income (loss) before income tax expense minority interests in net (earnings) losses of subsidiaries; and equity in earnings of unconsolidated affiliates	$19,963	$55,200	$22,541	$24,267	$(1,433,388)
Fixed charges	60,296	59,961	51,604	30,320	18,521
Capitalized interest	(4,752)	(12,031)	(1,900)	(500)	-

Total earnings	$75,507	$103,130	$72,245	$54,087	$(1,414,867)

Fixed charges:
Interest	$56,079	$55,803	$47,941	$24,875	$7,466
Portion of rent expense representative of interest	4,217	4,158	3,663	5,445	11,055

Total fixed charges	$60,296	$59,961	$51,604	$30,320	$18,521

Ratio of earnings to fixed charges	1.3x	1.7x	1.4x	1.8x	*

Deficiency of earnings to fixed charges					$(1,433,388)

*	Ratio not provided due to deficiency in the period.

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income tax expense (benefit), minority interests in net losses of subsidiaries, equity in (earnings) losses of unconsolidated affiliates and discontinued operations plus fixed charges. Fixed charges include, as applicable interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense).